Exhibit 99.19

CONSENT OF EXPERT
March 27, 2026
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
WSP Canada Inc. as a company whose principal business is providing engineering or geoscientific services, and whose business gives authority to a statement made by the company, hereby consents to:

•The filing of the written disclosure regarding: quotation, inclusion or summary of those portions prepared by WSP of the Technical Report, Skouries Project, Greece, effective January 22, 2022 (the “Technical Report”); and

•the use of WSP’s name, in connection with those portions of the Technical Report prepared by WSP, in (i) the Annual Information Form for the year ended December 31, 2025 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2025 (the “Form 40-F”), and (ii) the Registration Statement on Form F-10 (File No. 333-288100), and Form S-8 (File Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600, 333-261772 and 333-288421) of the Company incorporating by reference the Company’s AIF and Form 40-F.

WSP CANADA INC.
By:	/s/ Richard Kiel
Authorized Signatory
Richard Kiel, P.E.